HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

March 6, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Alexandra M. Ledbetter

Re: Jpak Group, Inc.

Post-Effective Amendment No. 9 to Registration Statement on Form S-1

Filed January 19, 2012

File No. 333-164100

Dear Ms. Ledbetter:

This letter is provided in response to your letter dated February 10, 2012 regarding the above-referenced filings of our client, Jpak Group, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

General

1.	We note your statement in your revised explanatory note that “[t]his amendment does not reflect events occurring after the filing of [Amendment] No. 8 to the Registration Statement on Form S-1 on December 19, 2011” and that “this report continues to speak of December 19, 2011.” Please be advised that your amendment speaks as of the date it is declared effective. Please remove these statements from your explanatory note and update your prospectus disclosure accordingly, as you undertook do to pursuant to Item 512(a)(1) of Regulation S-K.

Response: Pursuant to your comment, we have removed these statements from our explanatory note of Post-Effective Amendment No. 10 to Register Statement on Form S-1 filed this same date.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 68

2.	Please refer to the fifth paragraph beneath the heading, “Corporate History,” where you discuss Qingdao Jiexin. Please revise this paragraph to reflect the changes you made to Note 1 to your consolidated financial statements in response to comment 3 in our letter dated January 5, 2012.

Response: Pursuant to your comment, in the Post-Effective Amendment No. 10 to Registration Statement on Form S-1, we have revised the relevant paragraph to reflect the changes we made to Note 1 to our consolidated financial statements on page 68.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in each of the filings;
  should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

HUNTER TAUBMAN & WEISS LLP

 /s/ Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Mr. Yijun Wang

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com